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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70258

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ICE Securities Execution & Clearing, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

850 Third Avenue, 9th Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	**(770)916-2593**	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP

(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr Blvd Suite 1000	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**42**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>John McKissick</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>ICE Securities Execution & Clearing, LLC</u> , as of <u>12/31</u> , 2<u>023</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed
before me on this
<u>2lth of February 2024</u>

Signature

<u>Lori A. Dewitt</u>
Notary Public

Commonwealth of Pennsylvania - Notarial Seal
Lori A. Dewitt, Notary Public
Monroe County
My commission expires March 28, 2025
Commission number 1214329

Title: President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OATH OR AFFIRMATION

I, Sean Thomasson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICE Securities Execution & Clearing, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:

Finance and Operations Principal

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ICE Securities Execution & Clearing, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2023

With Report of Independent Registered Public Accounting Firm

ICE Securities Execution & Clearing, LLC
Index
December 31, 2023



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Member and Directors of ICE Securities Execution & Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICE Securities Execution & Clearing, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
Atlanta, GA
February 29, 2024

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2023

($ in thousands)

Assets

Cash and cash equivalents	$	68,600
Cash segregated under federal and other regulations		3,000
Receivables from brokers or dealers, clearing organizations, and customers		32,436
Receivables from affiliate		327
Capitalized software, net		649
Other assets		724
Total assets	$	105,736

Liabilities and Member's Equity

Liabilities

Payables to brokers or dealers, clearing organizations, and customers	$	20,466
Payables to affiliates		190
Other liabilities		2,004
Total liabilities		22,660
Member's equity		83,076
Total liabilities and member's equity	$	105,736

The accompanying notes are an integral part of this financial statement.

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
As of December 31, 2023

($ in thousands)

1. **Organization and Nature of Operations**

   ICE Securities Execution & Clearing, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of ICE ETF Hub, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears transactions, through fully disclosed clearing agreements, on behalf of ICE Bonds Securities Corporation ("IBSC") and ICE Markets Limited, which are wholly-owned subsidiaries of ICE. No transactions were cleared for ICE Markets Limited in 2023.

   ISEC executed a fully-disclosed clearing agreement with Creditex Brokerage LLP, which is a wholly-owned subsidiary of ICE, in December 2023. No transactions were cleared for Creditex Brokerage LLP in 2023.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

   Unless otherwise indicated, the terms "we," "us," "our," or "our company," in this report refer to ICE Securities Execution & Clearing LLC.

   Cash and Cash Equivalents
   We consider all short-term, highly liquid investments with maturities of three months or less at the time of purchase that are not segregated and deposited for regulatory purposes to be cash equivalents.

   Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2023, include $62,032 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

   Cash Segregated Under Federal or Other Regulations
   The Company is subject to Rule 15c3-3 under the Exchange Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers. Included in cash segregated under federal and other regulations at December 31, 2023 was $2,000 segregated in a special reserve account for the exclusive benefit of customers and $1,000 in a special reserve account for the exclusive benefit of brokers and dealers. The amounts recognized as cash segregated under federal and other regulations approximate fair value.

($ in thousands)

Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Receivables from and payables to brokers or dealers, clearing organizations, and customers primarily represent amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations. The receivables are reported at their outstanding principal balance.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments,* primarily impacts the Company's receivables from customers, broker-dealers and clearing organizations. A portion of the Company's trades and contracts are cleared through a clearing organization and are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company during this short period of time.

Capitalized Software

The Company capitalizes costs related to software it develops or obtains for internal use. The costs capitalized include both internal and external direct and incremental costs. General and administrative costs related to developing or obtaining such software are expensed as incurred. Development costs incurred during the preliminary or maintenance project stages are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software. Amortization begins when the software becomes ready for its intended use.

The Company also capitalizes the costs related to licenses acquired for internal use software and records the unpaid license fees related to the intangible asset in other liabilities. At December 31, 2023 there were $496 in unpaid license fees included in other liabilities.

Revenue Recognition

The Company earns clearing revenue related to clearing trades on behalf of affiliates IBSC, ICE Markets Limited, and Creditex Brokerage LLP. All clearing revenues are considered to be revenues from contracts with customers. The clearing services represent a single performance obligation that is generally satisfied on a settlement date basis or a short period of time thereafter. The related accounts receivable balances are recorded in the statement of financial condition as receivables from affiliate. Payment is typically received the month after the trades are cleared. The Company does not have obligations for warranties, returns or refunds to customers.

Clearance, brokerage and other transaction expenses, are accounted for when incurred.

Income Taxes

The Company and its Parent are single member LLCs of ICE. They are treated as disregarded entities for income tax purposes and are therefore treated as divisions of ICE. As such, the Company is not subject to entity-level federal, state or local income tax. All revenues, expenses, gains and losses of the Company are included in the consolidated tax returns of ICE. The Company has adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes,* which specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal

($ in thousands)

entity that is not subject to tax in its separate financial statements. The Company does not allocate the consolidated amount of current and deferred tax expense of ICE to itself.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2023, as such lease commitments reside with related affiliates.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters would have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2023 consist of the following.

Assets

Securities failed to deliver - customers	$	2,270
Securities failed to deliver – brokers or dealers		22,458
Deposits with clearing organizations		7,708
Total receivables from brokers or dealers, clearing organizations, and customers	$	32,436

Liabilities

Securities failed to receive - customers	$	429
Securities failed to receive - brokers or dealers		20,037
Total payables from brokers or dealers, clearing organizations, and customers	$	20,466

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers or dealers for the contract value of securities that have not been delivered or received on settlement date. Fails to deliver and fails to receive open at December 31, 2023, which remain unsettled as of February 29, 2024, are not material to the Company's financial statement.

5. Related Party Transactions

The Company performs clearing services on behalf of affiliates. Throughout the year the Company incurs licensing costs from an affiliate for accessing fixed income pricing and rent expense from its affiliates for office space by personnel.

The Company has Services Agreements with affiliates including ICE and Creditex Group, Inc., whereby certain support services are provided by the affiliates. The Services Agreements provide for allocation framework for certain administrative expenses that reflect the Company's proportionate

($ in thousands)

share of these costs. These operating costs include facilities and occupancy costs, information technology and communications, and other administrative support costs, including personnel.

The Services Agreements provide for the Company's expenses and liquidity needs to be met by ICE without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed personnel and the Company is dependent on its affiliates providing the services in order for the Company to carry out its operations.

At December 31, 2023, the Company owed $190 to ICE and its subsidiaries related to these Services Agreements, included in due to affiliates in the accompanying statement of financial condition. Payment of these related party balances by the Company is due at least annually under the Services Agreements and no interest is charged on the balance. Payments of $5,999 were made to affiliates during the year ended December 31, 2023.

At December 31, 2023, the Company had $327 in balances reported as due from affiliates in the accompanying statement of financial condition. Payments of $13,536 were received from affiliates during the year ended December 31, 2023.

On August 15, 2019, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICE (the "Lender"). The Lender has committed $55,000 of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Interest is payable at current rates at the advance date. The Lender may accelerate the payment date with six months notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears at a rate of 0.125%.

On December 21, 2021, the Company amended the Agreement with the Lender. Credit under the Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

There was no outstanding loan balance at December 31, 2023. The Company drew down $20,000 from the Agreement on January 13, 2023 and $35,000 on March 21, 2023 to facilitate settlement of trading activity. The $35,000 drawdown was repaid on March 31, 2023 and the remaining balance was repaid on June 27, 2023.

6. Capitalized software

Capitalized software consisted of the following:

	As of December 31, 2023	Depreciation Period (years)
Software	$ 1,336	3 - 5
Software license, net	459	5
Less accumulated depreciation and amortization	(1,146)	
Capitalized software, net	$ 649	

Software license, net is net of amortization. The accumulated amortization associated to the software license is $2,151.

($ in thousands)

7. Concentration

The Company's cash and cash equivalents and cash segregated under federal and other regulations are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2023, the Company's net capital of $79,520 was $79,270 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company is subject to the Rule 15c3-3, which requires the Company to maintain a "special reserve bank account for the exclusive benefit of customers" and a "special reserve bank account for the exclusive benefit of brokers and dealers" and at all times maintain funds or qualified securities computed in accordance with a formula set forth in the rule. As of December 31, 2023, the Company's customer account reserve requirement was $309 and the proprietary securities account of a broker or dealer("PAB") account reserve requirement was $0. Total deposits in the customer reserve bank account and PAB reserve bank account were $2,000 and $1,000, respectively.

9. Subsequent Events

The Company has evaluated subsequent events through February 29, 2024, which is the date these financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.